FOR IMMEDIATE RELEASE

Formula Systems Reports Fourth Quarter and Fiscal Year 2008 Results

Herzliya, Israel – March 30, 2009 – Formula Systems (1985) Ltd. (NASDAQ: FORTY) a leading provider of information technology products, solutions and services, announced today results for the fourth quarter and year ended December 31, 2008.

Revenues for the fourth quarter totaled $153.8 million an increase of 13% compared to $135.9 million in the fourth quarter of 2008.

Revenues for the year ended December 31, 2008 totaled $590.8 million compared to $493.4 million in 2007, an increase of 20%.

Operating income in the fourth quarter of 2008 was $7.4 million compared to $8.1 million in the same quarter of 2007. Operating income in 2008 was $33.4 million compared to $27.2 million in 2007, an increase of 22%.

Net income generated from continuing operation in the fourth quarter of 2008 was $1.7 million compared to $1.5 million in the fourth quarter of 2007.  Net income generated from continuing operation in 2008 was $11.9 million compared to $12.5 million in 2007, due to higher financial expenses.

Cash and Short term investment at December 31, 2008 totaled approximately $157.0 and our current ratio was 1.8.

Shareholder's Equity at December 31, 2008 totaled $170.0 million.

In January 2009, Formula distributed a cash dividend of $30 million, or $2.27 per share.

Guy Bernstein, CEO of Formula, commented: "I am pleased with the fourth quarter and year end results. The company continued to increase its revenues and profits throughout the fourth quarter and 2008 despite the current economic downturn.  In 2008 all our subsidiaries reported revenue growth together with positive cash flow and operating profits. We will continue to maintain tight controls over costs and remain focused on long term growth of the Formula Group. With over $150 million in Formula and its subsidiaries, our group is well prepared to navigate this turbulent period in the global environment and to continue to explore new acquisitions, compatible with our strategy and current portfolio companies."

About Formula

Formula Systems Ltd. is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and providing computer-based business solutions.

Statements made in this press release that are not historical facts are forward-looking statements. Such statements involve various risks that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to: market demand for the company’s products, dependence on strategic partners, integration of new business, successful implementation of Formula’s products, economic and competitive factors, international market conditions, management of growth, technological developments, the ability to finance operations and other factors which are detailed in Formula’s Securities and Exchange Commission filings, including its most recent report on Form 20-F. Formula undertakes no obligation to publicly release any revision to any forward-looking statement.

Contact:

Israel:

Naamit Salomon, CFO, Formula Systems Ltd.

+972-9-959-8800

USA:

Dennis S. Dobson, for Formula Systems Ltd.

(203) 255-7902

FORMULA SYSTEMS (1985) LTD.

(An Israeli corporation)

CONSOLIDATED BALANCE SHEETS

	December 31, 2008 (Unaudited)	December 31, 2007 (Audited)
	U.S. $
	(in thousands)
CURRENT ASSETS:
Cash and cash equivalents	110,602	161,504
Short-term investments	46,158	40,276
Trade receivables	158,166	139,478
Other accounts receivable	16,104	34,822
Inventories	2,772	3,157
Total assets attributed to discontinued operations…………………………....	31	-
	333,833	379,237

LONG-TERM INVESTMENTS, LOANS AND RECEIVABLES:
Loans and other investments	15,844	14,849
Investments in affiliates	3,694	3,792

	19,538	18,641

SEVERANCE PAY FUND	38,105	36,851

FIXED ASSETS, NET	15,228	15,794

OTHER ASSETS, NET	189,918	162,060

TOTAL ASSETS ATTRIBUTED TO DISCONTINUED OPERATIONS	-	41

	596,622	612,624

CURRENT LIABILITIES:
Liabilities to banks and others	10,731	26,954
Trade payables	57,240	57,099
Other accounts payable	109,732	73,072
Liability in respect of the acquisition of subsidiaries	6,954	-
Debentures	5,157	3,524
Total liabilities attributed to discontinued operations…………………………....	372	-
	190,186	160,649

LONG-TERM LIABILITIES:
Debentures	56,004	71,880
Deferred taxes	4,502	3,276
Customer advances	1,093	2,181
Liabilities to banks and others	16,640	23,685
Liability in respect of the acquisition of activity	1,010	1,373
Accrued severance pay	49,817	42,774

	129,066	145,169

TOTAL LIABILITIES ATTRIBUTED TO DISCONTINUED OPERATIONS	-	503

MINORITY INTEREST	107,433	107,915

SHAREHOLDERS’ EQUITY	169,937	198,388

	596,622	612,624

FORMULA SYSTEMS (1985) LTD.

(An Israeli corporation)

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

	Year months ended December 31,		Three months ended December 31,
	2008	2007	2008	2007
	U.S.$		U.S.$
	(in thousands, except per share data)

Revenues	590,807	493,350	153,802	135,917
Cost of revenues	452,263	369,110	122,096	100,041

Gross profit	138,544	124,240	31,706	35,876
Research and development costs, net	6,564	6,547	2,080	2,700
Selling, general and administrative expenses	95,071	87,176	21,381	24,231
Depreciation and amortization	3,536	3,282	871	873

Operating income	33,373	27,235	7,374	8,072
Financial expenses, net	6,008	3,810	748	2,367

	27,365	23,425	6,626	5,705
Gain (loss) on realization of investments	(337)	2,039	67	53
Other income (expenses), net	(580)	((750	(249)	(567)

Income before taxes on income	26,448	24,714	6,444	5,191
Taxes on income	3,544	1,933	2,019	861

	22,904	22,781	4,425	4,330
Equity in losses (gains) of affiliated companies, net	216	653	(80)	107
Minority interest in profits, net	10,819	9,667	2,797	2,703

Income from continuing operation	11,869	12,461	1,708	1,520
Income from discontinued operations	-	24,798	-	4,995

Net income	11,869	37,259	1,708	6,515

Earnings per share generated from continued operation :
Basic	0.88	0.95	0.13	0.12

Diluted	0.88	0.93	0.13	0.11

Earnings per share generated from discontinuing operation :
Basic	-	1.87	-	0.38
Diluted	-	1.86	-	0.37

Weighted average number of shares outstanding:
Basic	13,200	13,200	13,200	13,200

Diluted	13,200	13,200	13,200	13,200
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